Exhibit A

Ceragon Highlights Continued Private Network Momentum:

Over $10 Million in Q2 Bookings with Selected Customer Contracts

Recent customer momentum spans public safety, utilities, and smart cities, reinforcing

Ceragon's success and increased footprint in mission-critical wireless networking

Rosh Ha'ain, Israel, July 23, 2026 – Ceragon (NASDAQ: CRNT), a leading solutions provider of end-to-end wireless connectivity, today highlighted continued momentum in its private networks business, showcasing a selection of recent customer projects booked in Q2, totaling more than $10 million across public safety, utilities, and smart cities. The projects reflect Ceragon’s continued success in expanding its private wireless networks business. Demand is growing as critical infrastructure operators modernize communications to improve automation, real-time visibility, and operational continuity.

"Organizations responsible for critical infrastructure are increasingly investing in secure, resilient communications networks to support modern operations," said Doron Arazi, Chief Executive Officer of Ceragon. "We’re seeing that demand translate into a growing pipeline of private network opportunities across multiple industries and geographies. These projects reflect the trust our customers place in Ceragon as a long-term partner in their digital transformation journey. By combining wireless infrastructure technology with design, deployment, and lifecycle services, we help organizations build communications networks that support their evolving operational needs.”

The recent projects span multiple industries and geographies, illustrating the expanding role of private wireless networking across critical infrastructure.

Protecting Public Safety

Ceragon received a PO from Clermont County, Ohio for its Next Generation 9-1-1 (NG9-1-1) initiative. The 11-site project replaces legacy microwave infrastructure with a modern wireless communications network designed to improve the resilience and reliability of mission-critical emergency services.

Ceragon also received a PO from county government in the U.S. Pacific Northwest to modernize an aging P25 public safety communications network, providing a more reliable wireless backbone for first responders operating across challenging mountainous terrain.

In Latin America, Ceragon received an order for a project supporting a major metropolitan emergency and security communications network through consulting, network optimization, and millimeter-wave implementation services, helping expand one of the region's most advanced public safety systems while demonstrating Ceragon's growing professional services capabilities.

Modernizing Essential Infrastructure

A leading U.S. electric utility placed an order for a project supporting Fault Detection, Isolation, and Restoration (FDIR) across more than 1,000 utility assets, enabling faster fault response and improving grid reliability.

Ceragon also received an additional order from a U.S. utility cooperative to modernize legacy microwave infrastructure connecting substations, operations centers, and command facilities, strengthening the communications backbone supporting daily grid operations and future modernization initiatives.

Connecting Communities

A California municipality ordered from Ceragon a project supporting public Wi-Fi connectivity across community parks, helping expand digital access through a resilient wireless network that could be deployed faster and more cost-effectively than traditional wired infrastructure.

Together, these projects demonstrate continued momentum in Ceragon's private networks business, with recent customer wins spanning public safety, utilities, and smart city connectivity. Ceragon continues to strengthen its position as a trusted end-to-end partner—delivering wireless infrastructure, integration expertise, and lifecycle services that help customers deploy and operate mission-critical networks worldwide.

About Ceragon

Ceragon (NASDAQ: CRNT) is the global innovator and leading solutions provider of end-to-end wireless connectivity, specializing in transport, access, and AI-powered managed & professional services. Through our commitment to excellence, we empower customers to elevate operational efficiency and enrich the quality of experience for their end users.

Our customers include service providers, utilities, public safety organizations, government agencies, energy companies, and more, who rely on our wireless expertise and cutting-edge solutions for 5G & 4G broadband wireless connectivity, mission-critical services, and an array of applications that harness our ultra-high reliability and speed. Ceragon solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries. Through our innovative, end-to-end solutions, covering hardware, software, and managed & professional services, we enable our customers to embrace the future of wireless technology with confidence, shaping the next generation of connectivity and service delivery. Ceragon delivers extremely reliable, fast to deploy, high-capacity wireless solutions for a wide range of communication network use cases, optimized to lower TCO through minimal use of spectrum, power, real estate, and labor resources - driving simple, quick, and cost-effective network modernization and positioning Ceragon as a leading solutions provider for the “connectivity everywhere” era.

For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON® is a trademark of Ceragon, registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon’s future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: Company's forward-looking forecasts, with respect to which there is no assurance that such forecasts will materialize; Company's ability to future plan, business, marketing and product strategies on the forecasted evolution of the market developments, such as market and territory trends, future use cases, business concepts, technologies, future demand, and necessary inventory levels; the effects of fluctuations in currency exchange rates between the currencies in which we operate; the effects of global economic trends, including recession, rising inflation, rising interest rates, commodity price increases and fluctuations, commodity shortages and exposure to economic slowdown; risks related to the war situation in Israel and the escalation of hostilities in the Middle East; risks associated with delays in the transition to 5G technologies and in the 5G rollout; risks relating to the concentration of our business on a limited number of large mobile operators and the fact that the significant weight of their ordering, compared to the overall ordering by other customers, coupled with inconsistent ordering patterns, could negatively affect us; risks resulting from the volatility in our revenues, margins and working capital needs; disagreements with tax authorities regarding tax positions that we have taken could result in increased tax liabilities; the high volatility in the supply needs of our customers, which from time to time lead to delivery issues and may lead to us being unable to timely fulfil our customer commitments; risks relating to the conversion of bookings into revenues, that may be adversely affected by changes in customer requirements, evolving needs, or deployment timelines, order cancellations or modifications, or macroeconomic conditions; and such other risks, uncertainties and other factors that could affect our results of operation, as further detailed in Ceragon's most recent Annual Report on Form 20-F, as published on April 15, 2026, as well as other documents that may be subsequently filed by Ceragon from time to time with the Securities and Exchange Commission.

We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Ceragon does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Ceragon’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Ceragon does not assume any obligation to update any forward-looking statements unless required by law.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Investor Contact:

Rob Fink

FNK IR

1+646-809-4048

Joey Delahoussaye

FNK IR

1+312-809-1087

crnt@fnkir.com